

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2022

Jeffrey MacLeod
Chief Executive Officer and Director
KWESST Micro Systems Inc.
155 Terence Matthews Crescent, Unit #1
Ottawa, Ontario, K2M 2A8

      Re: KWESST Micro Systems Inc.
              Amendment No. 1 to Registration Statement on Form F-1
              Exhibit Nos. 10.15, 10.16, 10.18
              Filed September 16, 2022
              File No. 333-266897

Dear Mr. MacLeod:

      You have redacted information from the exhibits identified above asserting that the redacted information is not material and is the type of information that you treat as private or confidential. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

      Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibits. Given your conclusion that this information is private or confidential, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

      We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

                       Sincerely,

                       Division of Corporation Finance